

May 16, 2013

Via E-mail
Roy Yu
Chief Financial Officer
Pingtan Marine Enterprise Ltd.
18/F, Zhongshan Building A
No. 154 Hudong Road
Fuzhou, PRC 350001

> **Re:** **Pingtan Marine Enterprise Ltd.**
> **Registration Statement on Form S-3**
> **Filed April 19, 2013**
> **File No. 333-188007**

Dear Mr. Yu:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide us with a detailed legal analysis of your eligibility to register the proposed offerings on Form S-3 at this time. In this regard, we note that you do not appear to meet the public float requirements of General Instruction I.B.1 to Form S-3, or to be eligible to rely on General Instruction I.B.6 to Form S-3 due to your shell company status within the previous 12 calendar months. We also note that, with respect to the resale of shares previously issued by the shell company or issued in connection with the February 25, 2013 merger transactions, it appears that you may not be eligible to rely on General Instruction I.B.3 to Form S-3 as a transaction involving secondary offerings since the selling security holders would be considered underwriters with respect to the resale of such securities. Refer to Securities Act Rules 144(i) and 145(c) and Securities Act Release No. 33-8869 (Dec. 6, 2007). For additional guidance, also refer to Question 137.01 of the Securities Act Rules Compliance and Disclosure Interpretations found on

our website. If you determine that you are not eligible to register the transaction on Form S-3, please file the amendment to the registration statement on a form for which you are eligible to conduct the proposed offerings. We may have additional comments after reviewing your response and any amendment to your registration statement.

2. It is unclear under what basis you are registering the resale by the selling shareholders of the ordinary shares issuable upon the exercise of Sponsor Warrants considering that those shares would not represent outstanding securities since the investment decision with respect to such securities has not yet been made. In this regard, we note that you are registering the initial distribution of these securities issuable pursuant to the exercise of the Sponsor Warrants. Please advise, or otherwise remove the resale registration of these securities from the registration statement. In addition, please have each legal counsel revise its respective opinion accordingly.

Risk Factors, page 3

Risks Relating to Doing Business in the PRC, page 12

We may be required to obtain prior approval from Ministry of Commerce . . . , page 13

3. We note your discussion about advice you received from Dacheng Law Offices LLP and Merchant Supreme's PRC legal counsel. Please name Merchant Supreme's PRC legal counsel in the prospectus, and obtain and file, as exhibits to the registration statement, the written consent of both Dacheng Law Offices and Merchant Supreme's PRC legal counsel for the use of their names and the discussion of the advice they provided to you. Refer to Securities Act Rule 436. Please comply with this comment also with respect to CDGC receiving advice by its PRC legal counsel as discussed on page 16.

Selling Securityholders, page 37

4. Please disclose any material relationships between the company and the selling security holders during the last three years. Refer to Item 507 of Regulation S-K. Revise your disclosure to clearly identify the transaction(s) in which the selling security holders received the shares subject to registration. In addition, in the footnotes to the tabular presentation, identify whether the shares subject to resale represent outstanding shares or shares issuable pursuant to a warrant exercise. For each selling security holder that is not a natural person, please identify the person or persons who have voting or investment control over the company's securities that the entity owns. For guidance, please refer to Question 140.02 of the Regulation S-K Compliance and Disclosure Interpretations found on our website.

Exhibits, page II-2

Exhibit 4.3

5. We note that you incorporate the Warrant Agreement by reference to Exhibit 4.4 to the fifth amendment to the company's Form S-1 (333-173323) filed on May 25, 2011. We further note that such Exhibit 4.4 was filed in preliminary form. Please file the executed Warrant Agreement as an exhibit to this registration statement. In this regard, an exhibit filed in preliminary form may not be incorporated by reference in any subsequent filing. Refer to Instruction 1 to Item 601 of Regulation S-K.

Exhibit 5.1

6. We note that counsel's opinion is limited to the federal laws of the United States of America. Please have counsel either remove this limitation or opine on the laws of the State of New York since counsel must opine that the warrant is a binding obligation of the company under the law of the jurisdiction governing the warrant. We note from Section 9.3 of the Warrant Agreement that the warrants are governed by the laws of the State of New York. Refer to Section II.B.1.f of Staff Legal Bulletin No. 19 (CF), available on our website.

Exhibit 5.2

7. Please have counsel revise its opinion to opine that the company is validly existing, has the power to create the warrant obligation, and has taken the required steps to authorize entering into such obligation under the law of the jurisdiction of its organization. Refer to Section II.B.1.e of Staff Legal Bulletin No.19 (CF).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or Era Anagnosti, Staff Attorney, at (202) 551-3369 with any questions.

Sincerely,

/s/ Era Anagnosti

for Pamela Long
Assistant Director

cc: William N. Haddad, Reed Smith LLP (*via e-mail*)